CHALCO LOGO

Immediate Release                                               17 December 2002

                   CHALCO AND ALCOA ANNOUNCE REVISED TIMETABLE
                      IN FORMALIZING PINGGUO JOINT VENTURE

Beijing and Pittsburgh - December 17, 2002 - Aluminum Corporation of China Limited (Chalco) and Alcoa Inc today announced that their joint venture at Pingguo will now be formalized in 2003. This revised schedule will allow the parties to complete the necessary commercial terms and to obtain the necessary government approvals for the joint venture. Both Chalco and Alcoa are satisfied with the substantial progress of preparations made during 2002 toward the finalization of the Pingguo joint venture.

Under the previously announced strategic alliance, Chalco and Alcoa are forming a 50/50 joint venture at Chalco's facility at Pingguo, which is one of the most efficient alumina and aluminum production facilities in China. Alcoa believes that the proposed joint venture will allow it to benefit from the growth of China's aluminum market, the fastest growing in the world. Chalco believes that the cooperation with Alcoa on the Pingguo joint venture will improve performance within Chalco.

The parties have committed to significantly increase both the refining and smelting capacities at Pingguo over the next few years. The current alumina expansion should be completed in mid 2003, at which time the capacity of the alumina plant will be 850,000 tpy. There are also plans to expand the 130,000-mtpy aluminum smelter at Pingguo by 250,000 mtpy, bringing total capacity to 380,000-mtpy by 2006.

Both parties expect to finalize the necessary arrangements and obtain government approvals by the second half of 2003. No U.S. regulatory approvals are required.

Chalco is the sole alumina producer and the largest producer of primary aluminum in China, and was ranked 2nd in terms of alumina production volume in 2001 in the world. Its mining, refining and smelting operations are the largest in the Chinese aluminum industry.

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Alcoa is the world's leading producer of primary aluminum, fabricated aluminum and alumina, and is active in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa's businesses to customers. The company has 129,000 employees in 38 countries.

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More information can be found at http://www.alcoa.com/ and
http://www.chalco.com.cn/

Forward Looking Statement

Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown risks and uncertainties that may cause actual results, performance or achievements related to this joint venture to be different from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include Alcoa's inability to achieve the returns necessary to implement the project, economic or competitive factors in China, government approvals and other risk factors summarized in Alcoa's Form 10-K for the year ended December 31, 2001.